UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934



                            RELM WIRELESS CORPORATION
                            -------------------------
                                (Name of Issuer)


                          Common Stock, $0.60 par value
                          -----------------------------
                         (Title of Class of Securities)

                                   759525 10 8
                                   -----------
                                 (CUSIP Number)

   Wireless Age Communications, Inc., 1408 Broad Street, Regina, Saskatchewan,
                                     Canada
                            S4R 1Y8; (306) 751-7720
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                December 19, 2003
                                -----------------
             (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 759525 10 8
---------------------

1. Names of Reporting Persons. Wireless Age Communications, Inc. I.R.S. Identification No. 98-0336674
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2.  Check the Appropriate Box if a Member of a Group
    (a) [ ] (b) [X]
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3.  SEC Use Only

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4.  Source of Funds OO

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5.  Check if Disclosure of Legal Proceedings is Required Pursuant to Items
    2(d) or 2(e) Not applicable
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6.  Citizenship or Place of Organization
    State of Nevada
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   Number or Shares          7.  Sole Voting Power
                                 904,255
                            ----------------------------------------------------
   Beneficially Owned        8.  Shared Voting Power
                                 0
                            ----------------------------------------------------
   by Each Reporting         9.  Sole Dispositive Power
                                 904,255
                            ----------------------------------------------------
   Person with:              10. Shared Dispositive Power
                                 0
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11. Aggregate Amount Beneficially Owned by Reporting Person
    904,255
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12. Check if the Aggregate Amount in Row 11 Excludes Certain Shares [ ]
    (See instructions)
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13. Percent of Class Represented by Amount in Row (11) 9.1%

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14. Type of Reporting Person (See Instructions)
    CO
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

Item 1. SECURITY AND ISSUER

This Statement on Schedule 13D (this "Statement") relates to the common stock, par value $0.60 per share (the "Common Stock"), of RELM Wireless Corporation, a Nevada corporation (the "Company"). The principal executive office of the Company is located at 7100 Technology Drive, West Melbourne, Florida 32904.

Item 2. IDENTITY AND BACKGROUND

(a) The name of the filing person is Wireless Age Communications, Inc., a Nevada corporation ("Wireless Age"). The directors of Wireless Age are John G. Simmonds, Brian Usher-Jones, Ken Adelberg and Robert Sim. The officers of Wireless Age are John G. Simmonds, Chief Executive Officer, Gary N. Hokkanen, Chief Financial Officer, and Carrie J. Weiler, Corporate Secretary. Robert Sim is the beneficial owner of approximately 13% of the outstanding common shares of Wireless Age.

 (b) The business address for Wireless Age and each of the directors and executive officers identified in Item 2(a) of this Statement is c/o Wireless Age Communications, Inc., 1408 Broad Street, Regina, Saskatchewan, Canada, S4R 1Y9.

(c) Wireless Age's principal business is operating a series of retail stores selling wireless communications products and distribution of prepaid phone cards, communications products accessories and land mobile radios. Messrs. Usher-Jones, Adelberg and Sim are private investors or businessmen. Messrs. Simmonds and Hokkanen and Ms. Weiler are all executive officers of Wireless Age.

 (d) Neither Wireless Age nor any of the directors or executive officers identified in Item 2(a) of this Statement have, during the five years prior to the date hereof, been convicted in a criminal proceeding (excluding traffic violations or similar violations).

(e) Neither Wireless Age nor any of the directors or executive officers identified in Item 2(a) of this Statement have, during the five years prior to the date hereof, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, U.S. federal or state securities laws or finding any violation with respect to such laws.

(f) Wireless Age is organized in the State of Nevada. Each of the directors and executive officers identified in Item 2(a) of this Statement is a citizen of Canada with the exception of Mr. Adelberg, who is a citizen of the United States of America.

Item 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

On December 17, 2003, Wireless Age entered into an agreement to purchase, subject to certain conditions, $1,700,000 in outstanding principal amount of the 8% Convertible Subordinated Promissory Notes of the Company (the "Notes") for $1,870,000 (the "Purchase Price"). The acquisition of the Notes was consummated on December 31, 2003. The Notes are currently convertible into 904,255 shares of Common Stock. Wireless Age borrowed $1,770,000 of the Purchase Price from Stacey Minichiello, a private investor. Such loan is due and payable 6 months from the date hereof, bears interest at a rate of 8% per annum and is subordinated to Wireless Age's senior debt. The remaining $100,000 of the Purchase Price was funded from working capital.

Item 4. PURPOSE OF THE TRANSACTION

Wireless Age acquired the Notes to gain access to certain digital products of RELM from a distribution standpoint and to capitalize on certain synergies with respect to products already distributed by Wireless Age.

Wireless Age has contacted several of the holders of the remaining $1,450,000 in outstanding principal amount of Notes and may seek to acquire such Notes during the first quarter of fiscal 2004. Such remaining amount of Notes includes $50,000 in aggregate principal amount held by Brian Usher-Jones, a director of Wireless Age. Mr. Usher-Jones has indicated that, subject to agreement upon appropriate terms and conditions, including, without limitation, price, he may be willing to tender his Note to Wireless Age. However, no formal agreement exists between Wireless Age and Mr. Usher-Jones.

Except as disclosed in Item 4 and Item 6 of this Statement, neither Wireless Age nor any of the directors and executive officers identified in Item 2(a) of this Statement have any plans or proposals which relate to or would result in any event described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. INTEREST IN SECURITIES OF THE ISSUER

(a) Wireless Age beneficially owns approximately 904,255 shares of Common Stock (all of which are attributable to the Notes), representing approximately 9.1% of the issued and outstanding shares of Common Stock. Brian Usher-Jones, a director of Wireless Age, beneficially owns approximately 26,595 shares of Common Stock (all of which are attributable to $50,000 in aggregate principal amount of Notes held by him), representing approximately 0.3% of the issued and outstanding shares of Common Stock. None of the other directors and executive officers identified in Item 2(a) of this Statement beneficially own any Common Stock.

Pursuant to Rule 13d-4 promulgated under the Securities Exchange Act of 1934, as amended, Wireless Age disclaims beneficial ownership of the shares of Common Stock owned by Brian Usher-Jones.

(b) Wireless Age has the sole power to vote, or direct the vote of, and the sole power to dispose of, or direct the disposition of, the shares of Common Stock it beneficially owns. Brian Usher-Jones has the sole power to vote, or direct the vote of, and the sole power to dispose of, or direct the disposition of, the shares of Common Stock he beneficially owns.

(c) Other than the transaction by Wireless Age described in Item 3 of this Statement, neither Wireless Age nor any of the directors or executive officers identified in Item 2(a) of this Statement have effected any transactions in the Common Stock during the 60 days prior to the date hereof.

(d) Not applicable.

(e) Not applicable.

Item 6. CONTRACTS, ARRANGEMENT, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Brian Usher-Jones, a director of Wireless Age, beneficially owns approximately 26,595 shares of Common Stock (all of which are attributable to $50,000 in aggregate principal amount of Notes held by him), representing approximately 0.3% of the issued and outstanding shares of Common Stock. Mr. Usher-Jones has indicated that, subject to agreement upon appropriate terms and conditions, including, without limitation, price, he may be willing to tender his Note to Wireless Age. However, no formal agreement exists between Wireless Age and Mr. Usher-Jones.

Item 7. MATERIAL TO BE FILED AS EXHIBITS

None.

As of the date hereof, there are no written agreements related to the borrowing of the funds to finance the acquisition as described in Item 3. Any such agreement will be filed by amendment when available.


                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 31, 2003



                              By /s/ John Simmonds
                                ----------------------------
                                John G. Simmonds
                                Chief Executive Officer
                                Wireless Age Communications, Inc.